U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   FORM 10-SB


                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934



                              SEARCH VENTURES, INC.

                         (Name of Small Business Issuer)



           Delaware                                        98-0233224
------------------------------------       -------------------------------------
(State or Other Jurisdiction of            I.R.S. Employer Identification Number
Incorporation or Organization)



                                   Colin Watt
               1360-605 Robson Street, Vancouver BC Canada V6B 5J3
--------------------------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                (604) - 684-6535
                                   ----------
                           (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:       None


Securities to be Registered Under Section 12(g) of the Act: Common Stock, $.0001
                                                                  Par Value
                                                               (Title of Class)


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                                 TABLE OF CONTENTS

                                     PART 1
                                     ------
ITEM 1.   DESCRIPTION OF BUSINESS                                              3
     History and Organization                                                  3
     Proposed Business                                                         3
     Risk Factors                                                              5

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS
           OR PLAN OF OPERATION                                               11
     General Business Plan                                                    11
     Structure of Acquisition                                                 11
     No Dividend                                                              15
     Employees                                                                15
     Competition                                                              15
     Liquidity and Capital Resources                                          15

ITEM 3.   DESCRIPTION OF PROPERTY                                             15

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
           OWNERS AND MANAGEMENT                                              16

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTER
           AND CONTROL PERSONS                                                16

ITEM 6.   EXECUTIVE COMPENSATION                                              17

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                      18

ITEM 8.   DESCRIPTION OF SECURITIES                                           18

                                     PART II
                                     -------

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON
           EQUITY AND RELATED STOCKHOLDER MATTERS                             19
ITEM 2.   LEGAL PROCEEDINGS                                                   20

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                       20

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES                             20

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS                           20

                                    PART F/S
                                    --------

FINANCIAL STATEMENTS                                                          21

                                    PART III
                                    --------

ITEMS 1&2  INDEX TO AND DESCRIPTION OF EXHIBITS

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

                              History And Organization

     Search Ventures, Inc. (the "Company") was organized under the laws of the State of Delaware on July 14, 1999. The Company was organized for the purposes of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company").

     The Company will not restrict its search for a target company to any specific business, industry or geographical location. The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analysing business combinations will be paid with money in the Company's treasury or loaned by management.

     Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").

     The Company may be characterized as a "blind pool or blank check" company.

                               Proposed Business

     The Company will seek to locate and acquire a target company which in the opinion of the Company's management (sometimes referred to as the "Management") offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

     There are certain perceived benefits to being a "reporting issuer" with a class of publicly-traded securities. These are commonly thought to include the following:

   * the ability to use registered securities to make acquisitions of assets or businesses;
   *   increased visibility in the financial community;
   *   the facilitation of borrowing from financial institutions;
   *   improved trading efficiency;
   *   shareholder liquidity;
   *   greater ease in subsequently raising capital;
   *   compensation of key employees through stock options;
   *   enhanced corporate image;
   *   a presence in the United States capital market.

On the other hand there are a number of disadvantages to being a reporting issuer including:

* significant additional expenses are incurred in order to comply with all the regulatory requirements that apply to reporting issuers;

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*   the company's annual financial statements have to be audited under US GAAP and quarterly financial statements need to be prepared;
*   the financial and business affairs of the company are made public;
* a reporting issuer is subject to insider trading reporting and liability provisions; and
*   a reporting issuer can be subject to class action suits.

     A target company, if any, which may be interested in a business combination with the Company may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
* a company which believes that it will be able obtain investment capital on more favourable terms after it has become public;
* a foreign company which may wish an initial entry into the United States securities market;
* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; and
* a company seeking one or more of the other perceived benefits of becoming a public company.

     In certain cases a company may find a business combination less attractive than an initial public offering of their securities. Usually a business combination is dilutive to the shareholders of the company seeking to go public without the benefits of an infusion of capital. Furthermore some companies for reasons of potential undisclosed liabilities do not like the idea of merging with another company.

     There are no assurances that the Company will be able to effect an acquisition of a target company. In addition, at this time, no details can be provided as to an acquisition or as to the nature of the target company.

                                  Risk Factors

     The Company's business is subject to numerous risk factors, including the following:

Anticipated Change in Control and Management.

     Upon the successful completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either the operation of the Company's activities or to the operation of the business, assets or property being acquired, will be adequate for such purposes.

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Conflict of Interest - Management's Fiduciary Duties.

     A conflict of interest may arise between Management's personal financial benefit and management's fiduciary duty to shareholders.

     The Company's sole director and officer, is or may become, in his individual capacity, officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Mr. Watt, the sole director and officer of the Company, is engaged in other business activities. Accordingly, the amount of time he will devote to the Company's business will only be about 5 to 10 hours per month. There exists potential conflicts of interest including allocation of time between the Company and its representative's other business interests.

Experience of Management; Consultants.

     Although Management has general business experience, it has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the Company might choose to acquire. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to its proposed business activities. Consequently, Management has not established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

Potential Future Rule 144 Sales.

     Of the 20,000,000 shares of the Company's Common Stock authorized, there are presently 1,000,000 shares issued and outstanding; all are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to 1% of the Company outstanding common stock every 3 months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, a sale of shares by a person who is not an affiliate of the Company's and who has satisfied a 2 year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

Possible Issuance of Additional Shares.

     The Company's Certificate of Incorporation, authorizes the issuance of 20,000,000 shares of common stock. The Company's Board of Directors has the power to issue any or all of such additional shares without stockholder approval for such consideration as it determines. Management presently anticipates that it may choose to issue a substantial but as yet undetermined amount of the Company's shares in connection with the acquisition of a target business.

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Risks of Leverage.

     There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial markets as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company. The Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

     Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:


* if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets.

* if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

* if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

* if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

Possible Need for Additional Financing.

     The Company cannot ascertain with any degree of certainty the capital requirements for a particular acquired business inasmuch as the Company has not yet identified any acquisition candidates. If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available, due to, among other things, the target company not having sufficient:

*   credit or operating history;
*   income stream;
*   profit level;
*   asset base eligible to be collateralized; or
*   market for its securities.

     Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although

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there are no agreements between the Company and any of its officers and/or directors pursuant to which the Company's may borrow and such officers and/or directors are obligated to lend the Company monies, there are no restrictions on the Company's right to borrow money from officers and directors. No stockholder approval is required in connection with any such loan.

Penny Stock Rules.

     Under Rule 15g-9, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

   (1)   such sale or purchase is exempt from Rule 15g-9; or

   (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

     The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities Dealers ("NASD") Automated Quotation System ("NASDAQ").

     It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations. This, in turn, will affect shareholders ability to sell their shares following the completion of an acquisition.

     There is no current trading market for shares of the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares. A trading market will develop, if at all, only after the acquisition of a target company.

     To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings, with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company.

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Risks Associated with Operations in Foreign Countries.

     The Company's business plan is to seek to acquire a target company. Management's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of Management meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

No Operating History or Revenue and Minimal Assets.

     The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

Speculative Nature of the Company's Proposed Operations.

     The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While Management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

Scarcity of and Competition for Business Opportunities and Combinations.

     The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

No Agreement for Acquisition of a Target Company Combination.

     The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favourable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth

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or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

Reporting Requirements May Delay or Preclude Acquisition.

     Section 13 of the Exchange Act requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Lack of Market Research or Marketing Organization.

     The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack of Diversification.

     The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Regulation under Investment Company Act.

     Although the Company will be subject to regulation under the Exchange Act, Management believes that the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

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Probable Change In Control and Management.

     A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

Taxation.

     Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake.
Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

Year 2000 Risks.

     Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be affected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

     The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not acquire a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

ITEM 2. MANAGEMENT'S DISCUSSION ANALYSIS OR PLAN OF OPERATION

                           General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

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     Management anticipates seeking out a target company through solicitation.
Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which Management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by Management and its affiliates, or both.

     The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "PART F/S- "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, Management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business entity. Management has agreed, from time to time, to advance to the Company by way of a non -interest bearing loan, the funds necessary to cover all costs associated with fling the requisite reports under the Exchange Act.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analysing prospective business opportunities, Management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected

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competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

     This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after the closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will be inexperienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained and Management of the Company has not in the past used particular consultants, advisors or finders on a regular basis.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants,

1175-10.SB
advisors or consultants could be a factor in the selection of a target company.

                       Structure of Acquisition

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, Management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company will be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the Company's duty to file audited financial statements as part of or within 15 days following the filing of its Form 8-K with the Securities

1175-10.SB
and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                                  No Dividends

     The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.

                                   Employees

     The Company presently has no employees. The Company has one officer and director. Mr. Watt is engaged in other business activities, and the amount of time he will devote to the Company's business will only be between 5 and 10 hours per month. Upon completion of the public offering, it is anticipated that Management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

                                   Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                          Liquidity And Capital Resources

     The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Mr. Watt has agreed to loan the Company, on an as needed basis, up to $10,000 through December 31, 2001. The Company anticipates that such amount will be (a) sufficient for payment of the Company's operating expenses through December 31, 2001 and (b) repaid upon completion of the acquisition of a target business. There can be no assurances that such loans will be repaid as a result of any Business Combination. In the event that no agreement can be reached to settle any outstanding loans Mr. Watt has agreed to forgive the outstanding indebtedness.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as a mailing address, at no cost, the office of its president Colin Watt 1360-605 Robson Street, Vancouver BC Canada V6B 5J3. Such arrangement is expected to continue until completion of

1175-10.SB
the acquisition of a target company. See "Part I-Item 7. Certain Relationships and Related Transactions."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

================================================================================
NAME AND ADDRESS OF              SHARES OF                    APPROXIMATE
    BENEFICIAL                  COMMON STOCK                   PERCENTAGE
     OWNER                      BENEFICIALLY                      OWNED
                                   OWNED
--------------------------------------------------------------------------------
Colin Watt                       1,000,000                         100%
1360-605 Robson Street,
Vancouver BC Canada V6B 5J3
--------------------------------------------------------------------------------
Officers and Directors as
a Group (1 person)               1,000,000                         100%
================================================================================


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which such person has ever served as such, and the business experience during at least the last five years:

        Name               Age     Positions and Offices Held
        ----               ---     --------------------------

        Colin Watt          29     President and Director (Since July 21,1999)

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

     Colin Watt became sole officer and director of the Company on July 21, 1999. Mr. Watt has been a consultant for the past 7 years providing accounting, administrative and management services to public companies. He is currently the president of Squall Capital Corp. a private consulting company to public companies. His clients included a wide variety of businesses including e-commerce, software development, mineral exploration, mine development and oil and gas exploration.

     Mr Watt graduated with a Bachelor of Commerce (Finance) from the University of British Columbia in 1993.

Conflicts of Interest.

     The Company's sole officer and director expects to organize other

1175-10.SB
companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to Management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which Management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. Mr. Watt will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Watt.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to Management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to Management or promoters of the Company or to any of their associates or affiliates.

     Management has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favour of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940.

     Although the Company will be subject to regulation under the Securities Act and the Exchange Act, Management believes that the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in

1175-10.SB
the past, and is not accruing any compensation pursuant to any agreement with the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as its office the office of its president, Colin Watt 1360-605 Robson Street, Vancouver BC Canada V6B 5J3. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company is currently authorized to issue 20,000,000 shares of common stock, $.001 par value per share, of which 1,000,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

     The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Reports to Stockholders.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on September 30. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

     The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, capital requirements and financial condition, as well as other relevant factors.

1175-10.SB

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's common stock at present and there has been no trading market to date. The Company has 1 shareholder. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described here. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. If a trading market develops, if at all, it will develop only after the acquisition of a target company.

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act, of companies which file reports under Sections 13 or 15(d) of the Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker).

     The Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ-SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.


1175-10.SB

     In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     Within the last 3 years the Company has sold securities which were not registered as follows:

(1)  1,000,000 shares of common stock to Mr. Colin Watt.

     The Company believes that all of these securities were issued in transactions except from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a

1175-10.SB
knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.


                                      PART F/S

                                FINANCIAL STATEMENTS

                                        Index
                                                                            Page
                                                                            ----

Auditors Report Dated October 18, 2000                                        23
Audited Balance Sheets as at September 30, 2000 and 1999                      24
Audited Statement of Loss for the year ended September 30, 2000 and 1999 25 Audited Statement of Cash Flow for the Year Ended September 30, 2000,
   and 1999                                                                   26
Statement of Shareholder Equity (Deficit) for the years ended September,
   2000, and September 30, 1999                                               27
Notes to Financial Statements                                                 28

                             SEARCH VENTURES INC.
                             (A Delaware Corporation)
                             (A development stage company)

                             FINANCIAL STATEMENTS

                             September 30, 2000, and
                             September 30, 1999.

                                 Russell & Co.







AUDITORS' REPORT TO THE DIRECTORS OF:
SEARCH VENTURES INC.
(A Delaware Corporation)
(A development stage company)


We have audited the balance sheet of Search Ventures Inc. as at September 30, 2000, and September 30, 1999 and the statements of loss and shareholders' equity (deficit) and cash flows for the year ended September 30, 2000, and the period from the date of inception, July 14, 1999, to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and September 30, 1999 and the results of its operations and its cash flows for the year ended September 30, 2000, and the period from the date of inception, July 14, 1999, to September 30, 1999 in accordance with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's negative working capital and deficit raises substantial doubt about its ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.



                                                            Chartered Accountant
West Vancouver, B.C.
Canada.
October 18, 2000





                 415 Gordon Ave., West Vancouver, B.C., V7T 1P4
                 Telephone: (604) 913-0405 - Fax: (604) 913-0406

                              SEARCH VENTURES INC.
                            (A Delaware Corporation)
                          (A development stage company)

                                  Balance Sheet
                 as at September 30, 2000 and September 30, 1999
                                 (U.S. DOLLARS)


                                                   2000                  1999

Assets

Current assets
     Cash and bank                         $        -             $        -
     ---------------------------------------------------------------------------

Incorporation costs                                1,017                  1,017
--------------------------------------------------------------------------------

Total Assets                               $       1,017          $       1,017
================================================================================



Liabilities

Current liabilities
     Accounts payable                       $      1,517          $          17
     ---------------------------------------------------------------------------

Total Liabilities                                  1,517                     17
--------------------------------------------------------------------------------

Shareholders' equity (deficit)

Share Capital
Authorized:
 20,000,000 common shares with a par
   value of $0.001 each
Issued and outstanding
1,000,000 common shares with a par
   value of $0.001 at September 30,
   2000 and at September 30, 1999                  1,000                  1,000
--------------------------------------------------------------------------------

                                                   1,000                  1,000

Deficit Accumulated During the
   Development stage                              (1,500)                  -
--------------------------------------------------------------------------------
                                                    (500)                 1,000
--------------------------------------------------------------------------------


                                            $      1,017          $       1,017
================================================================================

CONTINUING OPERATIONS (NOTE 1)

                              SEARCH VENTURES INC.
                            (A Delaware Corporation)
                          (A development stage company)

                                Statement of Loss
      For the period from July 14, 1999 (Inception) to September 30, 1999, the year ended September 30, 2000 and Cumulative from Inception to September 30,
                                      2000
                                 (U.S. DOLLARS)

                                     Cumulative
                                    to September 30                 Period from
                                       2000 from                   July 14, 1999
                               date of inception    Year ended          to
                                     July 14,      September 30,   September 30,
                                       1999           2000             1999
                                    (Unaudited)

Expenses
   Accounting and audit         $        1,000   $       1,000   $         -
   Legal                                   500             500             -
   -----------------------------------------------------------------------------

Net earnings (loss) for
   the period                   $       (1,500)  $      (1,500)  $         -
================================================================================

Basic and diluted loss
   per share                    $      (0.0015)  $     (0.0015)  $         -
--------------------------------------------------------------------------------


Weighted average shares
   Outstanding                       1,000,000      1,000,000         1,000,000
--------------------------------------------------------------------------------

                              SEARCH VENTURES INC.
                            (A Delaware Corporation)
                          (A development stage company)

                             Statement of Cash Flow
      For the period from July 14, 1999 (Inception) to September 30, 1999, the year ended September 30, 2000 and Cumulative from Inception to September 30,
                                      2000
                                 (U.S. DOLLARS)

                                     Cumulative
                                    to September 30                 Period from
                                       2000 from                   July 14, 1999
                               date of inception    Year ended          to
                                     July 14,      September 30,   September 30,
                                       1999           2000             1999
                                    (Unaudited)

Cash provided by (used in)

Operations
   Net Loss for period          $       (1,500)  $      (1,500)  $         -
   -----------------------------------------------------------------------------
                                        (1,500)         (1,500)            -
   Net change in non-cash
     working capital balances

   Accounts Payable                      1,517           1,500               17
   -----------------------------------------------------------------------------

   Net cash used in operating
     activities                             17            -                  17
   -----------------------------------------------------------------------------

Investing
   Incorporation costs                  (1,017)           -              (1,017)
   -----------------------------------------------------------------------------

Financing
   Issuance of capital stock             1,000            -               1,000
   -----------------------------------------------------------------------------

   Net cash generated by
     financing activities                 -               -                -
   -----------------------------------------------------------------------------

Change in cash for period                 -               -                -

Cash, beginning of period                 -               -                -
--------------------------------------------------------------------------------

Cash, end of period             $         -      $        -      $         -
================================================================================

                              SEARCH VENTURES INC.
                            (A Delaware Corporation)
                          (A development stage company)

                   Statement of Shareholders' Equity (Deficit)
      For the period from July 14, 1999 (Inception) to September 30, 1999, the year ended September 30, 2000
                                 (U.S. DOLLARS)

                                              Common shares                Deficit accumulated            Total
                                                                                during the              Shareholders'
                                          Shares           Amount           Development Stage          Equity (Deficit)
---------------------------------------------------------------------------------------------------------------------------
Paid-in capital at inception on
  July 14, 1999                         1,000,000        $       1,000        $        -                $         1,000

Net loss                                     -                    -                    -                           -
---------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1999           1,000,000                1,000                 -                          1,000

Net loss                                     -                    -                  (1,500)                     (1,500)
---------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 2000           1,000,000        $       1,000        $        -                $          (500)
===========================================================================================================================

                              SEARCH VENTURES INC.
                            (A Delaware Corporation)
                          (A development stage company)

                          Notes to Financial Statements
                          Year ended September 30, 2000
                                 (U.S. DOLLARS)




1.   Continuing operations

     Search Ventures Inc. was incorporated on July 14, 1999 in the state of Delaware, U.S.A.

     The Company has negative working capital and a deficit. The ability for the Company to operate as a going concern is dependent upon its ability to find an appropriate business venture and to obtain adequate financing to reach profitable levels of operations. It is not possible to predict whether the search for a business venture or financing efforts will be successful or if the Company will attain profitable levels of operations.

2.   Summary of significant accounting policies

     These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and reflect the following significant accounting principles:

     a.  Estimates and assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     b.  Earnings (loss) per common share

         In February, 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS 128), which established new standards for computing and presenting earnings per share effective for fiscal years ending after December 15, 1997. With SFAS 128, primary earnings per share is replaced by basic earnings per share, which is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. In addition, SFAS 128 requires the presentation of diluted earnings per share, which includes the potential dilution that could occur if dilutive securities were exercised or converted into common stock.
         The computation of diluted EPS does not assume the conversion or exercise of securities if their effect is anti-dilutive. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible loan notes and special warrants (using the if-converted method) and incremental shares issuable upon the exercise of stock options and share purchase warrants ( using the treasury stock method).

     c.  Cash and cash equivalents

         Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.


4.   Income taxes

     The Company has net operating losses which may give rise to future tax benefits of approximately $1,500 as of September 30, 2000. To the extent not used, net operating loss carryforwards expire in beginning in the year 2015. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred income taxes are determined based on differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes is included in the statement due to its immaterial amount.

SEARCH VENTURES, INC.

Registration Statement and Form 10SB
Exhibits


Exhibits                                                                    Page
--------                                                                    ----

2(1)   Certificate of Incorporation                                           22

2(2)   Certificate of Correction of Certificate of Incorporation              26

2(3)   By-laws                                                                27


1175-10.SB

                             CERTIFICATE OF INCORPORATION

                                          OF

                                 SEARCH VENTURES, INC.



1.   The name of corporation is SEARCH VENTURES, INC.

2. The address of its registered office in the State of Delaware is Corporation Trust Centre, 1209 Orange Street, in the City of Wilmington, County of New castle. The name of its registered agent as such address is The Corporation Trust Company.

3.   The name of the business or purposes to be conducted or promoted is:

     To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     To manufacture, purchase or otherwise acquire, invest in, own, mortgage, pledge, sell, assign and transfer or otherwise dispose of, trade, deal in and deal with goods, wares and merchandise and personal property of every class and description.

     To acquire, and pay for in case, stock or bonds of this corporation or otherwise, the good will, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities of any person, firm, association or corporation.

     To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses, and privileges, inventions, improvements and processes, copyrights, trademarks and trade names, relating to or useful in connection with any business of this corporation.

     To acquire by purchase, subscription or otherwise, and to receive, hold, own, guarantee, sell, assign, exchange, transfer, mortgage, pledge or otherwise dispose of or deal in and with any of the shares of the capital stock or any voting trust certificates in respect of the shares of capital stock, script, warrantees, rights, bonds, debentures, notes, trust receipts, and other securities, obligations, choses in action and evidences of indebtedness or interest issued or created by any corporations, joint stock companies, syndicates, associations, firms, trusts or persons, public or private, or by the government of the Untied States of America, or by any foreign government, or by any state, territory, province, municipality or other political subdivision or by any governmental agency, and as owner thereof to possess and exercise all the rights, powers and privileges of ownership, including the right to execute consents and vote thereon, and to do any and all acts and things necessary or advisable for the preservation, protection, improvement and enhancement in value thereof.

     To borrow or raise money for any of the purposes of the corporation and, from time to time without limits as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the

1175-10.SB
whole or any part of the property of the corporation, whether at the time owned or thereafter acquired and to sell, pledge or otherwise dispose of such bonds or other obligations of the corporation for tis corporate purposes.

     To purchase, receive, take by grant, gift, devise, bequest or otherwise, lease, or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with real or personal property, or any interest therein, wherever situated, and to sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of the corporation's property and assets, or any interest therein, wherever situated.

     In general, to possess and exercise all the powers and privileges granted by the General Corporation Law of Delaware or by any other law of Delaware or by this Certificate of Incorporation together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the corporation.

     The business and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other cause in this Certificate of Incorporation, but the business and purpose specified in each of the foregoing clauses of this articles shall be regarded as independent business and purposes.

4. The total number of shares of stock which the corporation shall have authority to issue is:

     Twenty Million (20,000,000) and the par value of each of such share is $0.001 amounting in the aggregate to Twenty Thousand ($20,000.00) Dollars.

5.   The name and mailing address of each incorporator is as follows:

          NAME                         MAILING ADDRESS
          ----                         ---------------

          Michael L. Seifert           #700 - 625 Howe Street
                                       Vancouver, B.C. V6C 2T6
                                       Canada

          Mindi B. Cofman              #700 - 625 Howe Street
                                       Vancouver, B.C. V6C 2T6
                                       Canada

     The name and mailing address of each person who is to serve as a director until the first annual meeting of the stockholders or until a successor is elected and qualified, is as follows:

          NAME                         MAILING ADDRESS
          ----                         ---------------

          Michael L. Seifert           #700 - 625 Howe Street
                                       Vancouver, B.C. V6C 2T6
                                       Canada

6.   The corporation is to have perpetual existence.

1175-10.SB

7. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

     To make, alter or repeal the by-laws of the corporation.

     To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

     To set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purposes and to abolish any such reserve in the manner in which it was created.

     To designate one ore more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The by-laws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member o members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the by-laws of the corporation, shall have an may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any by law of the corporation.

     When and as authorized by the stockholders in accordance with law, to sell, lease or exchange all or substantially all of the property or assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation.

8. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

     Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

     Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of

1175-10.SB

Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

9. The corporation reserves the right to amend, alter, change ro repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statue, and all rights conferred upon stockholders herein are granted subject to this reservation.

10. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.

     WE, THE UNDERSIGNED, being each of the incorporators hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is our act and deed and the facts herein stated are true, and accordingly have hereunto set our hands this 14th day of July, 1999.


                  /s/ Michael Seifert
               ------------------------------
               Michael L. Seifert

                  /s/ Mindi Cofman
               ------------------------------
               Mindi B. Cofman


1175-10.SB

                    CERTIFICATE OF CORRECTION FILED TO CORRECT
               A CERTAIN ERROR IN THE CERTIFICATE OF INCORPORATION
                OF SEARCH VENTURES, INC. INC. FILED IN THE OFFICE
                     OF THE SECRETARY OF STATE OF DELAWARE ON
                                 JULY 14, 1999


Search Ventures, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

   DOES HEREBY CERTIFY:


1.   The name of the corporation is Search Ventures, Inc.

2. That a Certificate of Incorporation was filed by the Secretary of State of Delaware on July 14, 1999 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate to be corrected is as follows:

     The clause 4 with respect to the manner in which votes are allocated to shareholders should not be part of the Certificate of Incorporation.

4.   Article 4 of the Certificate is corrected to read as follows:

"4. The total number of shares of stock which the corporation shall have authority to issue is:

     Twenty Million (20,000,000) and the par value of each of such share is $0.001 amounting in the aggregate to Twenty Thousand ($20,000.00) Dollars."

     IN WITNESS WHEREOF, the said Search Ventures, Inc. has caused this Certificate to be signed by Michael Seifert, its sole Director, this 14th day of July, 1999.

                      SEARCH VENTURES, INC.

               By:   /s/ Michael Seifert
                  -----------------------------

1175-10.SB

                                       BY-LAWS

                                          OF

                                  SEARCH VENTURES INC.


1.   MEETINGS OF STOCKHOLDERS.
    ------------------------


     1.1   Annual Meeting. The annual meeting of stock-holders shall be
           --------------

held on the first business day of the third week of September in each year, or as soon thereafter as practicable, and shall be held at a place and time determined by the board of directors (the "Board").


     1.2   Special Meetings. Special meetings of the stockholders may be
           ----------------

called by resolution of the Board or the president and shall be called by the president or secretary upon the written request (stating the purpose or purposes of the meeting) of a majority of the directors then in office or of the holders of a majority of the outstanding shares entitled to vote. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.


     1.3   Place and Time of Meetings. Meetings of the stockholders may
           --------------------------

be held in or outside Delaware at the place and time specified by the Board or the officers or stockholders requesting the meeting.


     1.4   Notice of Meetings; Waiver of Notice. Written notice of each
           ------------------------------------

meeting of stockholders shall be given to each stockholder entitled to vote at the meeting, except that (a) it shall not be necessary to give notice to any stockholder who submits a signed waiver of notice before or after the meeting,

and (b) no notice of an adjourned meeting need be given, except when required under section 1.5 below or by law. Each notice of a meeting shall be given,

personally or by mail, not fewer than 10 nor more than 60 days before the meeting and shall state the time and place of the meeting, and, unless it is the annual meeting, shall state at whose direction or request the meeting is called


1175-10.SB
and the purposes for which it is called. If mailed, notice shall be considered given when mailed to a stockholder at his address on the corporation's records.

The attendance of any stockholder at a meeting, without protesting at the beginning of the meeting that the meeting is not lawfully called or convened,

shall constitute a waiver of notice by him.


     1.5   Quorum. At any meeting of stockholders, the presence in
           ------

person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum for the transaction of any business. In the absence of a quorum, a majority in voting interest of those present or, if no stockholders are present, any officer entitled to preside at or to act as secretary of the meeting, may adjourn the meeting until a quorum is present. At any adjourned meeting at which a quorum is present, any action may be taken that might have been taken at the meeting as originally called. No notice of an adjourned meeting need be given, if the time and place are announced at the meeting at which the adjournment is taken, except that, if adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the meeting, notice of the adjourned meeting shall be given pursuant to section

1.4.


     1.6   Voting; Proxies. Each stockholder of record shall be entitled
           ---------------

to one vote for each share registered in his name. Corporate action to be taken by stockholder vote, other than the election of directors, shall be authorized by a majority of the votes cast at a meeting of stockholders, except as otherwise provided by law or by section 1.8. Directors shall be elected in the manner provided in section 2.1. Voting need not be by ballot, unless requested by a majority of the stockholders entitled to vote at the meeting or ordered by the chairman of the meeting. Each stockholder entitled to vote at any meeting of stockholders or to express consent to or dissent from corporate action in writing without a meeting may authorize another person to act for him by proxy.

No proxy shall be valid after three years from its date, unless it provides otherwise.

1175-10.SB

     1.7   List of Stockholders. Not fewer than 10 days prior to the
           --------------------

date of any meeting of stockholders, the secretary of the corporation shall prepare a complete list of stockholders entitled to vote at the meeting,

arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in his name. For a period of not fewer than 10 days prior to the meeting, the list shall be available during ordinary business hours for inspection by any stockholder for any purpose germane to the meeting.

During this period, the list shall be kept either (a) at a place within the city where the meeting is to be held, if that place shall have been specified in the notice of the meeting, or (b) if not so specified, at the place where the meeting is to be held. The list shall also be available for inspection by stockholders at the time and place of the meeting.


     1.8   Action by Consent Without a Meeting. Any action required or
           -----------------------------------

permitted to be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing,

setting forth the action so taken, shall be signed by the holders of outstanding stock having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting. Prompt notice of the taking of any such action shall be given to those stockholders who did not consent in writing.


2.   BOARD OF DIRECTORS.
      ------------------

     2.1   Number, Qualification, Election and Term of Directors. The
           -----------------------------------------------------

business of the corporation shall be managed by the entire Board, which initially shall consist of one directors. The number of directors may be changed by resolution of a majority of the Board or by the stockholders, but no decrease may shorten the term of any incumbent director. Directors shall be elected at each annual meeting of stockholders by a plurality of the votes cast and shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors, subject to the

1175-10.SB
provisions of section 2.9. As used in these by-laws, the term "entire Board"

means the total number of directors the corporation would have, if there were no vacancies on the Board.


     2.2   Quorum and Manner of Acting. A majority of the entire Board
           ---------------------------

shall constitute a quorum for the transaction of business at any meeting, except as provided in section 2.10. Action of the Board shall be authorized by the vote of the majority of the directors present at the time of the vote, if there is a quorum, unless otherwise provided by law or these by-laws. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time until a quorum is present.


     2.3   Place of Meetings. Meetings of the Board may be held in or
           -----------------

outside Delaware.

     2.4   Annual and Regular Meetings. Annual meetings of the Board,
           ---------------------------

for the election of officers and consideration of other matters, shall be held either (a) without notice immediately after the annual meeting of stockholders and at the same place, or (b) as soon as practicable after the annual meeting of stockholders, on notice as provided in section 2.6. Regular meetings of the

Board may be held without notice at such times and places as the Board determines. If the day fixed for a regular meeting is a legal holiday, the meeting shall be held on the next business day.


     2.5   Special Meetings. Special meetings of the Board may be called
           ----------------

by the president or by a majority of the directors.


     2.6   Notice of Meetings; Waiver of Notice. Notice of the time and
           ------------------------------------

place of each special meeting of the Board, and of each annual meeting not held immediately after the annual meeting of stockholders and at the same place,

shall be given to each director by mailing it to him at his residence or usual place of business at least three days before the meeting, or by delivering or telephoning or telegraphing it to him at least two days before the meeting.

Notice of a special meeting also shall state the purpose or purposes for which

1175-10.SB
the meeting is called. Notice need not be given to any director who submits a signed waiver of notice before or after the meeting or who attends the meeting without protesting at the beginning of the meeting the transaction of any business because the meeting was not lawfully called or convened. Notice of any adjourned meeting need not be given, other than by announcement at the meeting at which the adjournment is taken.


     2.7   Board or Committee Action Without a Meeting. Any action required or
           -------------------------------------------
permitted to be taken by the Board or by any committee of the Board may be taken without a meeting, if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents by the members of the Board or the committee shall be filed with the minutes of the proceedings of the Board or the committee.


     2.8   Participation in Board or Committee Meetings by Conference Telephone.
           --------------------------------------------------------------------

Any or all members of the Board or any committee of the Board may participate in a meeting of the Board or the committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.


     2.9   Resignation and Removal of Directors. Any director may resign at any
           ------------------------------------

time by delivering his resignation in writing to the president or secretary of the corporation, to take effect at the time specified in the resignation; the acceptance of a resignation, unless required by its terms, shall not be necessary to make it effective. Any or all of the directors may be removed at any time, either with or without cause, by vote of the stockholders.


     2.10 Vacancies. Any vacancy in the Board, including one created by an
          ---------

increase in the number of directors, may be filled for the unexpired term by a

1175-10.SB
majority vote of the remaining directors, though less than a quorum.


     2.11 Compensation. Directors shall receive such compensation as the
          ------------

Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties. A director also may be paid for serving the corporation or its affiliates or subsidiaries in other capacities.

3.   COMMITTEES.
     ----------

     3.1   Executive Committee. The Board, by resolution adopted by a
           -------------------

majority of the entire Board, may designate an executive committee of one or more directors, which shall have all the powers and authority of the Board,

except as otherwise provided in the resolution, section 141(c) of the General

Corporation Law of Delaware or any other applicable law. The members of the executive committee shall serve at the pleasure of the Board. All action of the executive committee shall be reported to the Board at its next meeting.


     3.2   Other Committees. The Board, by resolution adopted by a
           ----------------

majority of the entire Board, may designate other committees of one or more directors, which shall serve at the Board's pleasure and have such powers and duties as the Board determines.


     3.3   Rules Applicable to Committees. The Board may designate one or
           ------------------------------

more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In case of the absence or disqualification of any member of a committee, the member or members present at a meeting of the committee and not disqualified, whether or not a quorum, may unanimously appoint another director to act at the meeting in place of the absent or disqualified member. All action of a committee shall be reported to the Board at its next meeting. Each committee shall adopt rules of procedure and

1175-10.SB
shall meet as provided by those rules or by resolutions of the Board.


4.   OFFICERS.
     --------

     4.1 Number; Security. The executive officers of the corporation shall be
         ----------------

the president, one or more vice presidents (including an executive vice president, if the Board so determines), a secretary and a treasurer. Any two or more offices may be held by the same person. The board may require any officer,

agent or employee to give security for the faithful performance of his duties.


     4.2   Election; Term of Office. The executive officers of the
           ------------------------

corporation shall be elected annually by the Board, and each such officer shall hold office until the next annual meeting of the Board and until the election of his successor, subject to the provisions of section 4.4.


     4.3   Subordinate Officers. The Board may appoint subordinate officers
           --------------------

(including assistant secretaries and assistant treasurers), agents or employees,

each of whom shall hold office for such period and have such powers and duties as the Board determines. The Board may delegate to any executive officer or committee the power to appoint and define the powers and duties of any subordinate officers, agents or employees.


     4.4   Resignation and Removal of Officers. Any officer may resign at any
           -----------------------------------

time by delivering his resignation in writing to the president or secretary of the corporation, to take effect at the time specified in the resignation; the acceptance of a resignation, unless required by its terms, shall not be necessary to make it effective. Any officer elected or appointed by the Board or appointed by an executive officer or by a committee may be removed by the

Board either with or without cause, and in the case of an officer appointed by an executive officer or by a committee, by the officer or committee that appointed him or by the president.

1175-10.SB

     4.5   Vacancies. A vacancy in any office may be filled for the unexpired
           ---------

term in the manner prescribed in sections 4.2 and 4.3 for election or appointment to the office.


     4.6   The President. The president shall be the chief executive officer of
           -------------

the corporation. Subject to the control of the Board, he shall have general supervision over the business of the corporation and shall have such other powers and duties as presidents of corporations usually have or as the Board assigns to him.


     4.7   Vice President. Each vice president shall have such powers and duties
           --------------

as the Board or the president assigns to him.


     4.8   The Treasurer. The treasurer shall be the chief financial officer of
           -------------

the corporation and shall be in charge of the corporation's books and accounts.

Subject to the control of the Board, he shall have such other powers and duties as the Board or the president assigns to him.


     4.9   The Secretary. The secretary shall be the secretary of, and keep the
           -------------

minutes of, all meetings of the Board and the stockholders, shall be responsible for giving notice of all meetings of stockholders and the Board, and shall keep the seal and, when authorized by the Board, apply it to any instrument requiring

it. Subject to the control of the Board, he shall have such powers and duties as the Board or the president assigns to him. In the absence of the secretary from any meeting, the minutes shall be kept by the person appointed for that purpose by the presiding officer.


     4.10 Salaries. The Board may fix the officers' salaries, if any, or it may
          --------

authorize the president to fix the salary of any other officer.


5.   SHARES.
     ------


     5.1   Certificates. The corporation's shares shall be represented by
           ------------

certificates in the form approved by the Board. Each certificate shall be

1175-10.SB
signed by the president or a vice president, and by the secretary or an assistant secretary or the treasurer or an assistant treasurer, and shall be sealed with the corporation's seal or a facsimile of the seal. Any or all of the signatures on the certificate may be a facsimile.


     5.2 Transfers. Shares shall be transferable only on the corporation's
          ---------
books, upon surrender of the certificate for the shares, properly endorsed.

The Board may require satisfactory surety before issuing a new certificate to replace a certificate claimed to have been lost or destroyed.


     5.3   Determination of Stockholders of Record. The Board may fix, in
           ---------------------------------------

advance, a date as the record date for the determination of stockholders entitled to notice of or to vote at any meeting of the stockholders, or to express consent to or dissent from any proposal without a meeting, or to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action. The record date may not be more than 60 or fewer than 10 days before the date of the meeting or more than 60 days before any other action.


6.   INDEMNIFICATION AND INSURANCE.
     -----------------------------


     6.1   Right to Indemnification. Each person who was or is a party or is
           ------------------------

or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a

"proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer,

employee or agent of another corporation or of a partnership, joint venture,

trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as director, officer,

employee or agent, shall be indemnified and held harmless by the corporation to

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the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and that indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators;

provided, however, that, except as provided in section 6.2, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by that person, only if that proceeding

(or part thereof) was authorized by the Board. The right to indemnification conferred in these by-laws shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the

General Corporation Law of Delaware, as amended from time to time, requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by that person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced, if it shall ultimately be determined that such director or officer is not entitled to be indemnified under these by-laws or otherwise. The corporation may, by action of its Board, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.


     6.2   Right of Claimant to Bring Suit. If a claim under section 6.1 is not
           -------------------------------
paid in full by the corporation within 30 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if

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successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting that claim. It shall be a defense to any such action

(other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking, if any, is required and has been tendered to the corporation) that the claimant has failed to meet a standard of conduct that makes it permissible under Delaware law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board, its independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he has met that standard of conduct,

nor an actual determination by the corporation (including its Board, its independent counsel or its stockholders) that the claimant has not met that standard of conduct, shall be a defense to the action or create a presumption that the claimant has failed to meet that standard of conduct.


     6.3   Non-Exclusivity of Rights. The right to indemnification and the
           -------------------------
payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this section 6 shall not be exclusive of any other right any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.


     6.4   Insurance. The corporation may maintain insurance, at its expense, to
           ---------

protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against that expense, liability or loss under Delaware law.


     6.5   Expenses as a Witness. To the extent any director, officer, employee
           ---------------------

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or agent of the corporation is by reason of such position, or a position with another entity at the request of the corporation, a witness in any action, suit or proceeding, he shall be indemnified against all costs and expenses actually and reasonably incurred by him or on his behalf in connection therewith.


     6.6   Indemnity Agreements. The corporation may enter into agreement with
           --------------------

any director, officer, employee or agent of the corporation providing for indemnification to the fullest extent permitted by Delaware law.

     7.   MISCELLANEOUS.
          -------------

     7.1   Seal. The Board shall adopt a corporate seal, which shall be in the
           ----

form of a circle and shall bear the corporation's name and the year and state in which it was incorporated.


     7.2   Fiscal Year. The Board may determine the corporation's fiscal year.
           -----------

Until changed by the Board, the last day of the corporation's fiscal year shall be July 31.


     7.3   Voting of Shares in Other Corporations. Shares in other corporations
           --------------------------------------

held by the corporation may be represented and voted by an officer of this corporation or by a proxy or proxies appointed by one of them. The Board may,

however, appoint some other person to vote the shares.

     7.4   Amendments. By-laws may be amended, repealed or adopted by the
           ----------
stockholders.




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